                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                              BIONX IMPLANTS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0019 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    09064Q106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                      Gerard S. Carlozzi, President and CEO
                              Bionx Implants, Inc.
                       1777 Sentry Parkway West, Suite 400
                          Blue Bell, Pennsylvania 19422
                                 (215) 643-5000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                January 13, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. |X|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.         09064Q106
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                                  Bionix, B.V.

--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)
     (b) |X|

--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Source of Funds (See Instructions): OO

--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

--------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization: The Netherlands

--------------------------------------------------------------------------------

     Number of                       7. Sole Voting Power:                    *
     Shares                         --------------------------------------------
     Beneficially                    8. Shared Voting Power:         5,519,403*
     Owned by                       --------------------------------------------
     Each                            9. Sole Dispositive Power:               *
     Reporting                      --------------------------------------------
     Person With                    10. Shared Dispositive Power:    5,519,403*
                                    --------------------------------------------
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person:
                                   5,519,403*

--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11): 51.2%*

--------------------------------------------------------------------------------
     14. Type of Reporting Person (See Instructions): CO

--------------------------------------------------------------------------------

* All of the subject shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Act, by the Reporting Person by virtue of the Voting Agreement (as defined herein) referred to in this Schedule 13D. The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that it is, for the purposes of Section 13(d) of the Act, the beneficial owner of the subject shares as to which it does not have sole voting or dispositive power.

Cusip No.         09064Q106
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                                  Terry D. Wall

--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)
     (b) |X|

--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Source of Funds (See Instructions): OO

--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

--------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization: United States of America

--------------------------------------------------------------------------------
     Number of                       7. Sole Voting Power:                    *
     Shares                         --------------------------------------------
     Beneficially                    8. Shared Voting Power:         5,519,403*
     Owned by                       --------------------------------------------
     Each                            9. Sole Dispositive Power:               *
     Reporting                      --------------------------------------------
     Person With                    10. Shared Dispositive Power:    5,519,403*
                                    --------------------------------------------
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person:
         5,519,403*

--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11): 51.2%*

--------------------------------------------------------------------------------
     14. Type of Reporting Person (See Instructions): IN

--------------------------------------------------------------------------------

* All of the subject shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Act, by the Reporting Person by virtue of the Voting Agreement (as defined herein) referred to in this Schedule 13D. The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that it is, for the purposes of Section 13(d) of the Act, the beneficial owner of the subject shares as to which it does not have sole voting or dispositive power.

Cusip No.         09064Q106
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                               Gerard S. Carlozzi

--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)
     (b) |X|

--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Source of Funds (See Instructions): OO

--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

--------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization: United States of America

--------------------------------------------------------------------------------
     Number of                       7. Sole Voting Power:                    *
     Shares                         --------------------------------------------
     Beneficially                    8. Shared Voting Power:         5,519,403*
     Owned by                       --------------------------------------------
     Each                            9. Sole Dispositive Power:               *
     Reporting                      --------------------------------------------
     Person With                    10. Shared Dispositive Power:    5,519,403*
                                    --------------------------------------------
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person:
         5,519,403*

--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11): 51.2%*

--------------------------------------------------------------------------------
     14. Type of Reporting Person (See Instructions): IN

--------------------------------------------------------------------------------

* All of the subject shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Act, by the Reporting Person by virtue of the Voting Agreement (as defined herein) referred to in this Schedule 13D. The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that it is, for the purposes of Section 13(d) of the Act, the beneficial owner of the subject shares as to which it does not have sole voting or dispositive power.

Cusip No.         09064Q106
--------------------------------------------------------------------------------

     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

                                David J. Bershad


--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)
     (b) |X|

--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Source of Funds (See Instructions): OO

--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

--------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization: United States of America

--------------------------------------------------------------------------------
     Number of                       7. Sole Voting Power:                    *
     Shares                         --------------------------------------------
     Beneficially                    8. Shared Voting Power:         5,519,403*
     Owned by                       --------------------------------------------
     Each                            9. Sole Dispositive Power:               *
     Reporting                      --------------------------------------------
     Person With                    10. Shared Dispositive Power:    5,519,403*
                                    --------------------------------------------
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person:
         5,519,403*

--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11): 51.2%*

--------------------------------------------------------------------------------
     14. Type of Reporting Person (See Instructions): IN

--------------------------------------------------------------------------------

* All of the subject shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Act, by the Reporting Person by virtue of the Voting Agreement (as defined herein) referred to in this Schedule 13D. The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that it is, for the purposes of Section 13(d) of the Act, the beneficial owner of the subject shares as to which it does not have sole voting or dispositive power.

Cusip No.         09064Q106
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                                Anthony J. Dimun

--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)
     (b) |X|

--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Source of Funds (See Instructions): OO

--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

--------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization: United States of America

--------------------------------------------------------------------------------
     Number of                       7. Sole Voting Power:                    *
     Shares                         --------------------------------------------
     Beneficially                    8. Shared Voting Power:         5,519,403*
     Owned by                       --------------------------------------------
     Each                            9. Sole Dispositive Power:               *
     Reporting                      --------------------------------------------
     Person With                    10. Shared Dispositive Power:    5,519,403*
                                    --------------------------------------------
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person:
         5,519,403*

--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11): 51.2%*

--------------------------------------------------------------------------------
     14. Type of Reporting Person (See Instructions): IN

--------------------------------------------------------------------------------

* All of the subject shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Act, by the Reporting Person by virtue of the Voting Agreement (as defined herein) referred to in this Schedule 13D. The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that it is, for the purposes of Section 13(d) of the Act, the beneficial owner of the subject shares as to which it does not have sole voting or dispositive power.

Cusip No.         09064Q106
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                               David H. MacCallum

--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)
     (b) |X|

--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Source of Funds (See Instructions): OO

--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

--------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization: United States of America

--------------------------------------------------------------------------------
     Number of                       7. Sole Voting Power:                    *
     Shares                         --------------------------------------------
     Beneficially                    8. Shared Voting Power:         5,519,403*
     Owned by                       --------------------------------------------
     Each                            9. Sole Dispositive Power:               *
     Reporting                      --------------------------------------------
     Person With                    10. Shared Dispositive Power:    5,519,403*
                                    --------------------------------------------
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person:
         5,519,403*

--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11): 51.2%*

--------------------------------------------------------------------------------
     14. Type of Reporting Person (See Instructions): IN

--------------------------------------------------------------------------------

* All of the subject shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Act, by the Reporting Person by virtue of the Voting Agreement (as defined herein) referred to in this Schedule 13D. The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that it is, for the purposes of Section 13(d) of the Act, the beneficial owner of the subject shares as to which it does not have sole voting or dispositive power.

Cusip No.         09064Q106
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                                 Pertti Tormala

--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)
     (b) |X|

--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Source of Funds (See Instructions): OO

--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

--------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization: Finland

--------------------------------------------------------------------------------
     Number of                       7. Sole Voting Power:                    *
     Shares                         --------------------------------------------
     Beneficially                    8. Shared Voting Power:         5,519,403*
     Owned by                       --------------------------------------------
     Each                            9. Sole Dispositive Power:               *
     Reporting                      --------------------------------------------
     Person With                    10. Shared Dispositive Power:    5,519,403*
                                    --------------------------------------------
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person:
         5,519,403*

--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11): 51.2%*

--------------------------------------------------------------------------------
     14. Type of Reporting Person (See Instructions): IN

--------------------------------------------------------------------------------

* All of the subject shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Act, by the Reporting Person by virtue of the Voting Agreement (as defined herein) referred to in this Schedule 13D. The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that it is, for the purposes of Section 13(d) of the Act, the beneficial owner of the subject shares as to which it does not have sole voting or dispositive power.

Cusip No.         09064Q106
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                                 Pertti Viitanen

--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)
     (b) |X|

--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Source of Funds (See Instructions): OO

--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

--------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization: Finland

--------------------------------------------------------------------------------
     Number of                       7. Sole Voting Power:                    *
     Shares                         --------------------------------------------
     Beneficially                    8. Shared Voting Power:         5,519,403*
     Owned by                       --------------------------------------------
     Each                            9. Sole Dispositive Power:               *
     Reporting                      --------------------------------------------
     Person With                    10. Shared Dispositive Power:    5,519,403*
                                    --------------------------------------------
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person:
         5,519,403*

--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11): 51.2%*

--------------------------------------------------------------------------------
     14. Type of Reporting Person (See Instructions): IN

--------------------------------------------------------------------------------

* All of the subject shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Act, by the Reporting Person by virtue of the Voting Agreement (as defined herein) referred to in this Schedule 13D. The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that it is, for the purposes of Section 13(d) of the Act, the beneficial owner of the subject shares as to which it does not have sole voting or dispositive power.

Cusip No.         09064Q106
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                                  Drew Karazin

--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)
     (b) |X|

--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Source of Funds (See Instructions): OO

--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

--------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization: United States of America

--------------------------------------------------------------------------------
     Number of                       7. Sole Voting Power:                    *
     Shares                         --------------------------------------------
     Beneficially                    8. Shared Voting Power:         5,519,403*
     Owned by                       --------------------------------------------
     Each                            9. Sole Dispositive Power:               *
     Reporting                      --------------------------------------------
     Person With                    10. Shared Dispositive Power:    5,519,403*
                                    --------------------------------------------
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person:
         5,519,403*

--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11): 51.2%*

--------------------------------------------------------------------------------
     14. Type of Reporting Person (See Instructions): IN

--------------------------------------------------------------------------------

* All of the subject shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Act, by the Reporting Person by virtue of the Voting Agreement (as defined herein) referred to in this Schedule 13D. The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that it is, for the purposes of Section 13(d) of the Act, the beneficial owner of the subject shares as to which it does not have sole voting or dispositive power.

Cusip No.         09064Q106
--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
                                Marrku Tamminmaki

--------------------------------------------------------------------------------
     2.  Check the Appropriate Box if a Member of a Group (See Instructions):
     (a)
     (b) |X|

--------------------------------------------------------------------------------
     3.  SEC Use Only

--------------------------------------------------------------------------------
     4.  Source of Funds (See Instructions): OO

--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): Not Applicable

--------------------------------------------------------------------------------
     6.  Citizenship or Place of Organization: Finland

--------------------------------------------------------------------------------
     Number of                       7. Sole Voting Power:                    *
     Shares                         --------------------------------------------
     Beneficially                    8. Shared Voting Power:         5,519,403*
     Owned by                       --------------------------------------------
     Each                            9. Sole Dispositive Power:               *
     Reporting                      --------------------------------------------
     Person With                    10. Shared Dispositive Power:    5,519,403*
                                    --------------------------------------------
--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person:
         5,519,403*

--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

--------------------------------------------------------------------------------
     13. Percent of Class Represented by Amount in Row (11): 51.2%*

--------------------------------------------------------------------------------
     14. Type of Reporting Person (See Instructions): IN

--------------------------------------------------------------------------------

* All of the subject shares may be deemed to be beneficially owned, for the purposes of Section 13(d) of the Act, by the Reporting Person by virtue of the Voting Agreement (as defined herein) referred to in this Schedule 13D. The filing of this Schedule 13D shall not be construed as an admission by the Reporting Person that it is, for the purposes of Section 13(d) of the Act, the beneficial owner of the subject shares as to which it does not have sole voting or dispositive power.

Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $0.0019 per share (the "Share" or "Shares"), of Bionx Implants, Inc., a Pennsylvania corporation ("Bionx" or the "Issuer"). The principal executive offices of Bionx are located at 1777 Sentry Parkway West, Gwynned Hall, Suite 400, Blue Bell, PA 19422.

Item 2.  Identity and Background.

         This statement is being filed by Bionix, B.V. ("B.V."), Terry D. Wall ("Mr. Wall"), Gerard S. Carlozzi ("Mr. Carlozzi"), David J. Bershad ("Mr. Bershad"), Anthony J. Dimun ("Mr. Dimun"), David H. MacCallum ("Mr. MacCallum"), Pertti Tormala ("Mr. Tormala"), Pertti Viitanen ("Mr. Viitanen"), Drew Karazin ("Mr. Karazin") and Marrku Tamminmaki ("Mr. Tamminmaki") (collectively, the "Reporting Persons").

         (a) - (b) B.V. is a Netherlands corporation. The address of its principal office and principal place of business is c/o Bionx Implants, Inc., 1777 Sentry Parkway West, Gwynned Hall, Suite 400, Blue Bell, PA 19422. B.V. is a holding company. Its only asset is the 2,588,254 Shares it holds.

         Mr. Wall is a director of the Issuer, and the President, Chief Executive Officer and a director of Vital Signs, Inc. Mr. Wall's business address is c/o Vital Signs, Inc., 20 Campus Road, Totowa, New Jersey 07512.

         Mr. Carlozzi is the President, Chief Executive Officer and a director of the Issuer. Mr. Carlozzi's business address is c/o Bionx Implants, Inc., 1777 Sentry Parkway West, Gwynned Hall, Suite 400, Blue Bell, PA 19422.

         Mr. Bershad is a director of the Issuer, and a Senior Partner of Milberg Weiss Bershad Hynes & Lerach LLP. Mr. Bershad's business address is c/o Milberg Weiss Bershad Hynes & Lerach LLP, One Pennsylvania Plaza, 49th Floor, New York, New York 10119-0165.

         Mr. Dimun is a director of the Issuer, and Chairman of Nascent Enterprises and Strategic Concepts LLC. Mr. Dimun's business address is c/o Nascent Enterprises and Strategic Concepts LLC, 46 Parsonage Hill Road, Short Hills, New Jersey 07078.

         Mr. MacCallum is a director of the Issuer, and the Managing Partner of Outer Islands Capital, L.P. Mr. MacCallum's business address is c/o Outer Islands Capital, L.P., CitiCorp Center, 153 East 53rd Street, 48th Floor, New York, New York 10022.

         Mr. Tormala is the Executive Vice President of Research and Development and a director of the Issuer. Mr. Tormala's business address is c/o Bionx Implants, Inc., 1777 Sentry Parkway West, Gwynned Hall, Suite 400, Blue Bell, PA 19422.

         Mr. Viitanen is the Managing Director of the Issuer's Finnish subsidiary. Mr. Viitanen's business address is c/o Bionx Implants, Inc., 1777 Sentry Parkway West, Gwynned Hall, Suite 400, Blue Bell, PA 19422.

         Mr. Karazin is the Chief Financial Officer of the Issuer. Mr. Karazin's business address is c/o Bionx Implants, Inc., 1777 Sentry Parkway West, Gwynned Hall, Suite 400, Blue Bell, PA 19422.

         Mr. Tamminmaki is an inventor. Mr. Tamminmaki's residence address is Kukkolankatu 23 B 12, FIN-33400 Tampere, Finland.

         A joint filing agreement of the Reporting Persons is attached hereto as
Exhibit 5.

         (c) The name, business address and principal occupation of each executive officer and director of B.V. are set forth in Exhibit 1 hereto and incorporated herein by reference.

         (d) During the last five years, neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Exhibit 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither the Reporting Persons, nor to the best knowledge of the Reporting Persons, any person named in Exhibit 1 hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Messrs. Wall, Carlozzi, Bershad, Dimun, MacCallum and Karazin are each citizens of the United States. Messrs. Tormala, Viitanen and Tamminmaki are each citizens of Finland.

Item 3.  Source and Amount of Funds or Other Consideration.

         As an inducement for CONMED Corporation ("CONMED") to enter into an Agreement and Plan of Merger, dated as of January 13, 2003, by and among CONMED, a New York Corporation, Arrow Merger Corporation, a wholly owned subsidiary of CONMED ("Merger Sub"), and Bionx (the "Merger Agreement"), a copy of which is included as Exhibit 2, CONMED and the Reporting Persons entered into the Voting Agreement, dated as of January 13, 2003 (the "Voting Agreement"), a copy of which is included as Exhibit 3. As a result of the terms of the Merger Agreement and the Voting Agreement, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 5,519,403 Shares.

Item 4.  Purpose of Transaction.

         On January 13, 2003, CONMED and Bionx jointly announced that they had entered into the Merger Agreement, dated as of January 13, 2003, pursuant to which Merger Sub, a wholly owned subsidiary of CONMED, will merge with and into Bionx (the "Merger"), and Bionx will become a wholly owned subsidiary of CONMED.

         In connection with the Merger, each outstanding Share will be converted into the right to receive $4.35 in cash, without interest (the "Merger Consideration"). In addition, immediately prior to the consummation of the Merger (the "Effective Time"), each unexercised and unexpired option to purchase the Shares will become exercisable and vested with respect to all of the Shares subject to such option, and will be canceled (except to the extent that such cancellation is not permitted under the terms of Issuer's Investment Plan). Each former holder of any such canceled option will be entitled to receive, in consideration of the cancellation, a cash payment equal to the product of (a) the total number of Shares previously subject to that option and (b) the excess, if any, of the Merger Consideration over the exercise price per Share of that option.

         The aggregate consideration for the Merger will be approximately $48 million. To the extent that the number of Shares outstanding changes as a result of the exercise of options, the aggregate consideration will change accordingly. A copy of the Merger Agreement is included as Exhibit 2 and is incorporated herein by reference.

         In connection with the Merger, CONMED and Messrs. Wall, Carlozzi, Bershad Dimun, MacCallum, Tormala, Viitanen, Karazin and Tamminmaki (collectively, the "Stockholders", and each, individually, a "Stockholder") entered into the Voting Agreement, dated as of January 13, 2003, pursuant to which the Stockholders, who beneficially own 5,519,403 Shares in the aggregate, representing 51.2% of the total outstanding Shares, agreed, among other things,
(i) to vote all Shares held or owned, including any shares of which a Stockholder becomes the record holder or acquires beneficial ownership after entering into the Voting Agreement, in favor of the adoption of the Merger Agreement and the consummation of the Merger and other transactions contemplated by the Merger Agreement (collectively, the "Merger Transactions") or against any alternative proposal or offer with respect to a transaction involving Bionx or any of its subsidiaries but not involving CONMED, and (ii) if directed by CONMED, to take or cause to be taken such actions under the by-laws of Bionx as are required to call a special meeting of the stockholders of Bionx in order to vote on the Merger Transactions.

         The Voting Agreement will terminate upon the earliest to occur of (i) the termination of the Merger Agreement, (ii) the consummation of the Merger as provided in the Merger Agreement, and (iii) January 13, 2004. A copy of the Voting Agreement is included as Exhibit 3 and is incorporated herein by reference.

         In addition to the Voting Agreement, CONMED has entered into a Guarantee Agreement, dated as of January 13, 2003 (the "Guarantee Agreement"), with B.V. and Messrs. Tormala, Bershad, Dimun and Wall (Messrs. Bershad, Dimun and Wall are hereinafter collectively referred to as "Guarantors") pursuant to which B.V. has agreed not to transfer, sell, dispose of or otherwise encumber any of the Shares held of record by B.V. until the Guarantee Agreement is terminated in accordance with its terms. In addition, in connection with 1,028,080 Shares held by B.V. for the benefit of Mr. Tormala that have been pledged as collateral by B.V. to secure its obligations under a promissory note, dated July 1, 2001, in the principal amount of $1,100,000 (the "Demand Note"),
(i) B.V. has agreed to make all required payments under the Demand Note and not to take, or omit to take, any action that would give rise to an event of default under the Demand Note, and (ii) Mr. Tormala and each of the Guarantors has agreed (a) to timely make all required payments under the Demand Note to the extent any such payments are not made by B.V., and (b) not to take, or omit to take, any action that would give rise to an event of default under the Demand Note.

         The Guarantee Agreement will terminate upon the earliest to occur of
(i) the termination of the Merger Agreement and (ii) the consummation of the Merger as provided in the Merger Agreement. A copy of the Guarantee Agreement is included as Exhibit 4 and is incorporated herein by reference.

         References to, and descriptions of the Merger Agreement, the Voting Agreement and the Guarantee Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, the Voting Agreement and the Guarantee Agreement included as Exhibits 2, 3 and 4 hereto.

Item 5.  Interest in Securities of the Issuer.

         (a) -(b) By virtue of the Voting Agreement, the Reporting Persons may be deemed to share the power to vote the 5,519,403 Shares subject to the Voting Agreement, representing approximately 51.2% of the 10,773,397 Shares outstanding as of January 13, 2003, as represented by Bionx in the Merger Agreement. The Reporting Persons also agreed in the Voting Agreement not to voluntarily transfer, sell, offer, tender, pledge or otherwise dispose of or encumber any of their Shares. Each of the Reporting Persons expressly disclaims any beneficial ownership of the Shares subject to the Voting Agreement, to which it does not have sole voting or dispositive power, and the filing of this Schedule 13D shall not be construed as an admission by any of the Reporting Persons that it is, for purposes of Section 13(d) of the Act, the beneficial owner of Shares of the Issuer owned by other parties.

         B.V. may be deemed to beneficially own 2,588,254 Shares of the Issuer, representing approximately 24.0% of the outstanding Shares of the Issuer.

         Mr. Wall may be deemed to beneficially own 3,203,809 Shares of the Issuer, representing approximately 29.7% of the outstanding Shares of the Issuer, held as follows: 484,421 Shares represent Mr. Wall's proportionate equity interest in the Shares held by B.V., and 2,719,388 Shares are held in an investment partnership.

         Mr. Carlozzi may be deemed to beneficially own 7,552 Shares of the Issuer, representing approximately 0.1% of the outstanding Shares of the Issuer. The 7,552 Shares are owned individually by Mr. Carlozzi.

         Mr. Bershad may be deemed to beneficially own 517,477 Shares of the Issuer, representing approximately 4.8% of the outstanding Shares of the Issuer, held as follows: 135,055 Shares are owned individually, 50,736 Shares represent Mr. Bershad's proportionate equity interest in the Shares held by B.V., and 331,686 Shares are held in a family partnership.

         Mr. Dimun may be deemed to beneficially own 288,738 Shares of the Issuer, representing approximately 2.7% of the outstanding Shares of the Issuer, held as follows: 60,975 Shares are owned individually, 34,679 Shares represent Mr. Dimun's proportionate equity interest in the Shares held by B.V., 134,210 Shares are held in a family partnership, and 58,874 are held in a profit sharing plan.

         Mr. MacCallum may be deemed to beneficially own 141,366 Shares of the Issuer, representing approximately 1.3% of the outstanding Shares of the Issuer, held as follows: 114,466 Shares are owned individually and 26,900 Shares represent Mr. MacCallum's proportionate equity interest in the Shares held by B.V.

         Mr. Tormala may be deemed to beneficially own 1,028,080 Shares of the Issuer, representing approximately 9.5% of the outstanding Shares of the Issuer, held as follows: 2,000 Shares are held by Mr. Tormala's spouse and 1,026,080 Shares represent Mr. Tormala's proportionate equity interest in the Shares held by B.V.

         Mr. Viitanen may be deemed to beneficially own 145,779 Shares of the Issuer, representing approximately 1.4% of the outstanding Shares of the Issuer. The 145,779 Shares represent Mr. Viitanen's proportionate equity interest in the Shares held by B.V.

         Mr. Karazin may be deemed to beneficially own 22,123 Shares of the Issuer, representing approximately 0.2% of the outstanding Shares of the Issuer. The 22,123 Shares are owned individually by Mr. Karazin.

         Mr. Tamminmaki may be deemed to beneficially own 164,479 Shares of the Issuer, representing approximately 1.5% of the outstanding Shares of the Issuer. The 164,479 Shares represent Mr. Tamminmaki's proportionate equity interest in the Shares held by B.V.

         Each of the Reporting Persons' holdings listed in Item 5 of this
Schedule 13D exclude stock options held by such Reporting Persons with respect to Shares of the Issuer. In connection with the Merger, immediately prior to the consummation of the Merger, each unexercised and unexpired option to purchase the Shares will become exercisable and vested with respect to all of the Shares subject to such option, and will be canceled (except to the extent that such cancellation is not permitted under the terms of Issuer's Investment Plan). Each former holder of any such canceled option will be entitled to receive, in consideration of the cancellation, a cash payment equal to the product of (a) the total number of Shares previously subject to that option and (b) the excess, if any, of the Merger Consideration over the exercise price per Share of that option.

         (c) Other than as set forth in this Schedule 13D, as of the date hereof, there have been no transactions in the Shares effected during the past 60 days by the Reporting Persons nor, to the knowledge of the Reporting Persons, by any subsidiary or affiliate of the Reporting Persons or any person named in
Exhibit 1.

         (d) Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in
Exhibit 1 has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, the Shares of the Issuer.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

         Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the knowledge of the Reporting Persons, any person named in Exhibit 1 is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1 Name, business address and principal occupation of each executive officer and director of B.V.

Exhibit 2 Agreement and Plan of Merger, dated as of January 13, 2003, by and among CONMED, Arrow Merger Corporation and Bionx, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, dated January 13, 2003, filed by Bionx with the SEC on January 14, 2003.

Exhibit 3 Voting Agreement, dated as of January 13, 2003, by and among CONMED and the Stockholders named therein, incorporated by reference to
           Exhibit 2.2 to the Current Report on Form 8-K, dated January 13, 2003, filed by Bionx with the SEC on January 14, 2003.

Exhibit 4 Guarantee Agreement, dated as of January 13, 2003, by and among CONMED, B.V., Tormala, Bershad, Dimun and Wall.

Exhibit 5 Joint Filing Agreement, dated as of January 23, 2003, by and among B.V., Messrs. Wall, Carlozzi, Bershad, Dimun, MacCallum, Tormala, Viitanen, Karazin and Tamminmaki.

                                    Signature
                                    ---------

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            January 23, 2003


                                            BIONIX, B.V.


                                            By:  /s/ Gerard S. Carlozzi
                                                 ---------------------------
                                                 Name:  Gerard S. Carlozzi
                                                 Title:  Managing Director

                                            /s/ Terry D. Wall
                                            --------------------------------
                                            Terry D. Wall


                                            /s/ Gerard S. Carlozzi
                                            --------------------------------
                                            Gerard S. Carlozzi

                                            /s/ David J. Bershad
                                            --------------------------------
                                            David J. Bershad


                                            /s/ Anthony J. Dimun
                                            --------------------------------
                                            Anthony J. Dimun

                                            /s/ David H. MacCallum
                                            --------------------------------
                                            David H. MacCallum

                                            /s/ Pertti Tormala
                                            --------------------------------
                                            Pertti Tormala

                                            /s/ Pertti Viitanen
                                            --------------------------------
                                            Pertti Viitanen


                                            /s/ Drew Karazin
                                            --------------------------------
                                            Drew Karazin

                                            /s/ Marrku Tamminmaki
                                            --------------------------------
                                            Marrku Tamminmaki



Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                                  EXHIBIT INDEX

 Exhibit No.      Description
 -----------      -----------
 Exhibit 1        Name, business address and principal occupation of each
                  executive officer and director of B.V.

 Exhibit 2 Agreement and Plan of Merger, dated as of January 13, 2003, by and among CONMED, Arrow Merger Corporation and Bionx, incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K, dated January 13, 2003, filed by Bionx with the SEC on January 14, 2003.

 Exhibit 3 Voting Agreement, dated as of January 13, 2003, by and among CONMED and the Stockholders named therein, incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K, dated January 13, 2003, filed by Bionx with the SEC on January 14, 2003.

 Exhibit 4 Guarantee Agreement, dated as of January 13, 2003, by and among CONMED, B.V., Tormala, Bershad, Dimun and Wall.

 Exhibit 5 Joint Filing Agreement, dated as of January 23, 2003, by and among B.V., Messrs. Wall, Carlozzi, Bershad, Dimun, MacCallum, Tormala, Viitanen, Karazin and Tamminmaki.